Pursuant to shareholder approval
received on January 26, 1999, The Emerging
Germany Fund Inc. (the Fund) converted from a closed-end investment company to an open-end investment company. On the date of conversion, May 3, 1999, all of the existing assets of the Fund became assets of a series of Dresdner RCM Investment Funds Inc. and all of the Funds outstanding shares at the time of conversion to an open-end investment company became shares of a series of Dresdner
RCM Investment Funds Inc. known as the
Dresdner RCM Europe Fund.
Upon conversion, the Fund offered two
classes of shares: Class N and Class I. All shares of the Fund automatically became Class
N shares upon conversion. Class N shares are the Funds non-institutional class and are offered to all investors. Class I is the Funds institutional class and is initially available to investors who invest $250,000 or more in the Fund. Class I shares are subject to Rule 12b-1 fees for distribution services provided to the Fund. Class N shareholders are able to exchange their Class N shares for Class I shares of the Fund, provided they meet the minimum investment requirements for Class I shares.
The Funds Investment Manager has
contractually agreed until at least December
31, 1999, to pay each quarter the amount, if any, by which the ordinary operating expenses for the quarter (except interest, taxes, and extraordinary expenses) exceed the annualized rate of 1.50% for Class I and 1.75% for Class
N.  The minimum amount for initial
investments is $5,000 for Class N shares
($250 for additional investments) and
$250,000 for the Class I shares ($50,000 for additional investments).
		Sub-Item 77I(b)


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